Filed Pursuant to Rule 424(b)(2)

Registration No. 333-132911

PRODUCT SUPPLEMENT No. SUB-1

(To general prospectus supplement and

prospectus, each dated March 31, 2006)

Merrill Lynch & Co., Inc.

Subordinated Notes

We may offer our subordinated notes from time to time in one or more series. This document supplements our prospectus and our general prospectus supplement, each of which is part of our shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission and each of which is dated March 31, 2006. When we offer securities, we will provide you with one or more additional prospectus supplements (each of which may be called a term sheet) which will describe the more specific terms of that issue of securities. Our prospectus, together with the general prospectus supplement, this product supplement and the term sheet which relates to a specific issue of securities, will together constitute the prospectus pursuant to which we will offer those securities to you. You should read the full prospectus relating to an offering of securities before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this product supplement or the accompanying general prospectus supplement or prospectus of ML&Co. is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this product supplement is May 7, 2008.

Product Supplement No. SUB-1

References in this product supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc.

References in this product supplement to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

___________

Our prospectus, together with the general prospectus supplement, this product supplement and the term sheet which relates to a specific issue of offered securities will be referred to herein, collectively, as the “prospectus.” You should rely only on the information contained or incorporated by reference in the prospectus. Neither we nor MLPF&S has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor MLPF&S is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in the prospectus is accurate only as of the date on the front cover of the applicable term sheet.

DESCRIPTION OF THE OFFERED SUBORDINATED NOTES

The following description sets forth certain terms of any subordinated notes which ML&Co. may issue to which this product supplement No. SUB-1 relates. Such subordinated notes are referred to in this product supplement No. SUB-1 as the “Offered Subordinated Notes.” Additional terms of any series of subordinated notes will be described in the applicable term sheet relating to such subordinated notes. Information included in this product supplement supersedes information in the accompanying general prospectus supplement and prospectus to the extent that it is different from that information. If the terms described in the applicable term sheet are inconsistent with those described herein or in the accompanying general prospectus supplement and prospectus, the terms described in the applicable term sheet will control. The description set forth below and in the prospectus, the general prospectus supplement, any other prospectus supplement and any term sheet is not complete, and is subject to, and qualified in its entirety by reference to, ML&Co.’s restated certificate of incorporation, as amended, which is filed as an exhibit to the registration statement of which this product supplement is a part.

General

The Offered Subordinated Notes to which a term sheet applies will constitute a single series of subordinated debt securities issued under our subordinated debt indenture, dated as of December 17, 1996, as amended by a supplemental indenture thereto dated as of May 16, 2006 (together, the “subordinated debt indenture”). The Offered Subordinated Notes will be issued only in fully registered form without coupons, in denominations of $100,000 and integral multiples of $1,000 in excess thereof. All the Offered Subordinated Notes are unsecured obligations of ML&Co.

The Offered Subordinated Notes will rank subordinate and junior in right of payment to our senior indebtedness, as more fully described in “Description of Debt Securities—Terms of the Debt Securities” in the accompanying general prospectus supplement. Our senior indebtedness is any payment in respect of our indebtedness for money borrowed, except for any such indebtedness that is by its terms subordinated to or equal with the Offered Subordinated Notes. The subordinated debt indenture does not limit the amount of debt, either secured or unsecured, that we may issue which would be senior to the Offered Subordinated Notes or that may be issued under the subordinated debt indenture or otherwise. We may, without notice to or consent of the holders or beneficial owners of the Offered Subordinated Notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the Offered Subordinated Notes, and being a part of the same series as the Offered Subordinated Notes.

Unless otherwise provided in the applicable term sheet, we may redeem the Offered Subordinated Notes prior to maturity under the circumstances and at the redemption prices described below in “—When We Can Redeem the Notes.” The Offered Subordinated Notes are not redeemable at the option of any holder prior to maturity. The Offered Subordinated Notes are not subject to any sinking fund.

The issue date and interest payment dates for the Offered Subordinated Notes will be set forth in the applicable term sheet. All payments of interest on the Offered Subordinated Notes will be made to the persons in whose names the Offered Subordinated Notes are registered on the dates set forth in the applicable term sheet.

As used herein, “business day” means any day that is a New York business day and a London banking day.

As used herein, “London banking day” means a day other than a Saturday or Sunday on which dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

As used herein, “New York business day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

The trustee for the Offered Subordinated Notes will be The Bank of New York (as successor to JPMorgan Chase Bank, N.A.), which we refer to as the trustee.

We or our affiliates may purchase Offered Subordinated Notes from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Offered Subordinated Notes that we or our affiliates purchase may, at our or their discretion, be held, resold or cancelled.

Interest

Interest on the Offered Subordinated Notes will accrue at a fixed rate or floating rate, as set forth in the applicable term sheet, from and including the date of issue or the last date in respect of which interest has been paid, as the case may be, to but excluding the succeeding scheduled interest payment date, redemption date or scheduled maturity date. Except for the initial interest accrual period from and including the settlement date for such Offered Subordinated Notes to but excluding the first interest payment date, the term “interest accrual period” means the period from and including each scheduled interest payment date to but excluding the next succeeding scheduled interest payment date.

Floating Rate Offered Subordinated Notes: Interest on floating rate Offered Subordinated Notes will determined by reference to three-month U.S. dollar LIBOR. The rate of interest on the floating rate Offered Subordinated Notes will be reset on each interest payment date, each such date referred to as an “interest reset date”; provided, however, that the rate of interest in effect from the date such floating rate Offered Subordinated Notes are issued to the first interest reset date will be determined two London banking days prior to the settlement date of such floating rate Offered Subordinated Notes (but will otherwise be determined using the same method used to determine interest rates for other interest accrual periods). If any interest reset date falls on a day that is not a business day, that interest reset date will be postponed to the next succeeding business day unless such business day falls in the next succeeding calendar month, in which case the interest reset date will be the immediately preceding business day. The interest rate will be determined two London banking days prior to each applicable interest reset date, which we refer to as the “interest determination dates”. For any given interest accrual period, the interest reset date will be the first day of such interest accrual period.

Three-month U.S. dollar LIBOR, with respect to an interest accrual period, means the rate (expressed as a percentage per annum) for deposits in U.S. Dollars having a three-month maturity which appears on the Reuters Page LIBOR01 as of 11:00 a.m., London time, on the applicable interest determination date. “Reuters Page LIBOR01” means the display designated as “LIBOR01” on Reuters 3000 Xtra Service (or such other page as may replace “LIBOR01” on such service or any successor service) for the purpose of displaying the London Inter-Bank offered rates of major banks for U.S. Dollars.

If no rate appears on the particular interest determination date on Reuters Page LIBOR01, three-month U.S. dollar LIBOR will be the rate calculated by the trustee as the arithmetic mean of at least two offered quotations obtained by the trustee after requesting the principal London offices of each of four major reference banks, which may include our affiliates, in the London interbank market to provide the trustee with its offered quotation for deposits in U.S. dollars for a three month period, commencing on the related interest reset date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on that interest determination date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time.

If fewer than two offered quotations referred to in the immediately preceding paragraph are provided as requested, three-month U.S. dollar LIBOR will be the rate calculated by the trustee as the arithmetic mean of the rates quoted at approximately 11:00 A.M., in The City of New York, on the particular interest determination date by three major banks, which may include our affiliates, in The City of New York selected by the trustee for loans in U.S. dollars to leading European banks, for a period of 3 months and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time.

If the banks selected by the trustee are not quoting as mentioned in the immediately preceding paragraph, three-month U.S. dollar LIBOR will be the same as for the immediately preceding interest accrual period.

Interest on floating rate Offered Subordinated Notes will be calculated on the basis of a 360-day year and the actual number of days elapsed during each quarterly interest accrual period. All dollar amounts resulting from this calculation will be rounded to the nearest cent.

If an interest payment date for floating rate Offered Subordinated Notes, including an interest payment date falling on the maturity date of such floating rate Offered Subordinated Notes, falls on a day that is not a business day, the payment due on such interest payment date, including the payment of principal on the maturity date, will be paid on the next succeeding day that is a business day unless such business day falls in the next succeeding calendar month, in which case the interest payment date will be the immediately preceding day that is a business day.

Fixed Rate Offered Subordinated Notes: Interest on fixed rate Offered Subordinated Notes will accrue at a fixed rate, as set forth in the applicable term sheet. Interest on fixed rate Offered Subordinated Notes will be calculated on the basis of a 360-day year comprised of twelve 30-day months. All dollar amounts resulting from this calculation will be rounded to the nearest cent.

If interest payment date of fixed rate Offered Subordinated Notes falls on a day that is not a New York business day, the payment due on such interest payment date will be paid on the next succeeding New York business day as if paid on the scheduled payment date, and no interest will accrue on the amount payable from such scheduled payment date to the next succeeding New York business day. If the maturity date of the fixed rate Offered Subordinated Notes falls on a day that is not a New York business day, the payment of principal and interest due on the maturity date will be paid on the next succeeding New York business day and no additional interest on such payment will accrue from and after the maturity date.

Payment of Additional Amounts

We intend to make all payments on the Offered Subordinated Notes without deducting U.S. withholding taxes. If we are required by law to deduct such taxes on payments to non-U.S. investors, however, subject to certain customary exceptions, we will pay additional amounts on those payments to the extent described in this subsection.

We will pay additional amounts on an Offered Subordinated Note only if the beneficial owner of an Offered Subordinated Note is a United States alien. The term “United States alien” means any person who, for U.S. federal income tax purposes, is:

•	a nonresident alien individual;

•	a foreign corporation;

•

a foreign partnership one or more of the members of which is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual or a nonresident alien fiduciary of a foreign estate or trust; or

•	a nonresident alien fiduciary of an estate or trust that is not subject to U.S. federal income tax on a net income basis on income or gain from an Offered Subordinated Note.

If the beneficial owner of an Offered Subordinated Note is a United States alien, we will pay all additional amounts that may be necessary so that every net payment of interest or principal on that Offered Subordinated Note will not be less than the amount provided for on that Offered Subordinated Note. By net payment we mean the amount we or our paying agent pays after deducting or withholding an amount for or on account of any present or future tax, assessment or other governmental charge imposed with respect to that payment by a U.S. taxing authority. When we refer to a “U.S. taxing authority” in the discussion of additional amounts below and in the discussion of redemption for tax reasons below, we mean the United States of America or any state, other jurisdiction or taxing authority in the United States. When we refer to the “United States,” we mean the United States of America, including the states and the District of Columbia, together with the territories, possessions and all other areas subject to the jurisdiction of the United States of America.

Our obligation to pay additional amounts to a United States alien is subject to several important exceptions, however. We will not pay additional amounts for or on account of any of the following:

•

any tax, assessment or other governmental charge imposed solely because at any time there is or was a connection between the beneficial owner (or between a fiduciary, settlor, beneficiary or member of the beneficial owner, if the beneficial owner is an estate, trust or partnership) and the United States (other than the mere receipt of a payment or the ownership or holding of an Offered Subordinated Note), including because the beneficial owner (or the fiduciary, settlor, beneficiary or member) at any time, for U.S. federal income tax purposes:

•	is or was a citizen or resident or is or was treated as a resident of the United States;

•	is or was present in the United States;

•	is or was engaged in a trade or business in the United States;

•	has or had a permanent establishment in the United States;

•	is or was a domestic personal holding company, a passive foreign investment company or a controlled foreign corporation;

•	is or was a corporation that accumulates earnings to avoid U.S. federal income tax; or

•	is or was a “ten percent shareholder” of ML&Co.;

•

any tax, assessment or other governmental charge imposed solely because of a change in applicable law or regulation, or in any official interpretation or application of applicable law or regulation, that becomes effective more than 15 days after the day on which the payment becomes due or is duly provided for, whichever occurs later;

•	any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax, or any similar tax, assessment or other governmental charge;

•

any tax, assessment or other governmental charge imposed solely because the beneficial owner or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the United States of the holder or any beneficial owner of the Offered Subordinated Note, if compliance is required by statute, by regulation of the U.S. Treasury department or by an applicable income tax treaty to which the United States is a party, as a precondition to exemption from the tax, assessment or other governmental charge;

•	any tax, assessment or other governmental charge that can be paid other than by deduction or withholding from a payment on the Offered Subordinated Notes;

•

any tax, assessment or other governmental charge imposed solely because the payment is to be made by a particular paying agent (which term may include us) and would not be imposed if made by another paying agent;

•

where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive;

•	by or on behalf of a holder who would be able to avoid withholding or deduction by presenting the Offered Subordinated Note to another paying agent in a Member State of the European Union; or

•	any combination of the taxes, assessments or other governmental charges described above.

In addition, we will not pay additional amounts with respect to any payment of principal or interest to any United States alien who is a fiduciary or a partnership, or who is not the sole beneficial owner of the payment, to the extent that we would not have to pay additional amounts to any beneficiary or settlor of the fiduciary or any member of the partnership, or to any beneficial owner of the payment, if that person or entity were treated as the beneficial owner of the Offered Subordinated Note for this purpose.

When we refer to any payment of interest or principal on an Offered Subordinated Note, this includes any additional amount that may be payable as described above in respect of that payment.

When We Can Redeem the Offered Subordinated Notes

We may redeem the Offered Subordinated Notes prior to maturity under the circumstances and at the redemption prices described below. The Offered Subordinated Notes will not be entitled to the benefit of any sinking fund — that is, we will not deposit money on a regular basis into any separate custodial account to repay the Offered Subordinated Notes. In addition, you will not be entitled to require us to buy your Offered Subordinated Note from you before the stated maturity date.

Tax Redemption

We will be entitled, at our option, to redeem the outstanding Offered Subordinated Notes in whole and not in part if at any time we become obligated to pay additional amounts on any of those Offered Subordinated Notes on the next interest payment date, but only if our obligation results from a change in the laws or regulations of any U.S. taxing authority, or from a change in any official interpretation or application of those laws or regulations, that becomes effective or is announced on or after the pricing date of the Offered Subordinated Notes. If we redeem any Offered Subordinated Notes, we will do so at a redemption price equal to 100% of the principal amount of the Offered Subordinated Notes redeemed, plus accrued interest to the redemption date.

Optional Redemption for Fixed Rate Offered Subordinated Notes

If provided for in the applicable term sheet, we will have the option to redeem the fixed rate Offered Subordinated Notes, in whole or in part, at our option at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the fixed rate Offered Subordinated Notes to be redeemed or (2) as determined by the quotation agent described below, the sum of the present values of the remaining scheduled payments of principal and interest on the fixed rate Offered Subordinated Notes to be redeemed, not including any portion of these payments of interest accrued as of the date on which such Offered Subordinated Notes are to be redeemed, discounted to the date on which Offered Subordinated Notes are to be redeemed on a semi-annual basis assuming a 360-day year consisting of twelve 30-day months, at the adjusted treasury rate described below plus the spread as set forth in the applicable term sheet, plus, in either case, accrued interest on such Offered Subordinated Notes to be redeemed to the date on which such Offered Subordinated Notes are to be redeemed.

We will utilize the following procedures to calculate the adjusted treasury rate. We will appoint Merrill Lynch Government Securities Inc. (“MLGSI”) or its successor and two or more other primary U.S. Government securities dealers in New York City as reference dealers, and we will appoint MLGSI or its successor to act as our quotation agent. If MLGSI or its successor is no longer a primary U.S. Government securities dealer, we will substitute another primary U.S. Government securities dealer in its place as a reference dealer.

The quotation agent will select a United States Treasury security which has a maturity comparable to the remaining maturity of the Offered Subordinated Notes which would be used in accordance with customary financial practice to price new issues of corporate debt securities with a maturity comparable to the remaining maturity of the Offered Subordinated Notes. The reference dealers will provide us with the bid and asked prices for that comparable United States Treasury security as of 5:00 p.m. on the third New York business day before the redemption date. If we obtain more than three reference dealer quotations, we will eliminate the highest and the lowest reference dealer quotations and then calculate the average of the remaining reference dealer quotations. However, if we obtain three or fewer reference dealer quotations, we will calculate the average of all the reference dealer quotations and not eliminate any quotations. We call this average quotation the comparable treasury price. The adjusted treasury rate will be the semi-annual equivalent yield to maturity of a security whose price, expressed as a percentage of its principal amount, is equal to the comparable treasury price.

Redemption Procedures

If we redeem the Offered Subordinated Notes as provided above, we may do so on a redemption date of our choice. However, we must give the holders of the Offered Subordinated Notes being redeemed notice of the redemption not less than 30 days or more than 60 days before the redemption date and, in the case of a tax redemption, not more than 90 days before the next date on which we would be obligated to pay additional amounts. In addition, our obligation to pay additional amounts must remain in effect when we give the notice of redemption. We will give the notice in the manner described below under “—Notices.”

Events of Default and Acceleration

The events of default under the Offered Subordinated Notes will be limited to our filing for bankruptcy or the occurrence of other events of bankruptcy, insolvency or reorganization relating to ML&Co. The payment of principal of the Offered Subordinated Notes may be accelerated only in certain events involving our bankruptcy, insolvency or reorganization (but not the bankruptcy, insolvency or reorganization of any of our subsidiaries) under Chapters 7 (liquidation) and 11 (reorganization) of the U.S. Bankruptcy Code. There will be no right of acceleration of the payment of principal of the Offered Subordinated Notes upon a default in the payment of principal, interest or any other amount (including upon redemption) on the Offered Subordinated Notes or in the performance of any of our covenants or agreements contained in the Offered Subordinated Notes or in our subordinated debt indenture. No such payment or performance default will result in an event of default under the Offered Subordinated Notes or permit any holders or the trustee to take action to enforce the Offered Subordinated Notes or the subordinated indenture, except that a holder will be entitled at any time to bring a lawsuit for the payment of money due on the Offered Subordinated Notes of such holder. The foregoing supersedes the information in “Description of Debt Securities — Events of Default” in the accompanying general prospectus supplement and is reflected in our subordinated debt indenture.

Book-Entry, Delivery and Form

The Offered Subordinated Notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, the “depositary” or “DTC,” and registered in the name of Cede & Co., the depositary’s nominee. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Offered Subordinated Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Offered Subordinated Notes. You should refer to “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

If so provided in the applicable term sheet, investors may elect to hold interests in the global securities through either DTC, in the United States, or Clearstream Banking, société anonyme, or Euroclear Bank S.A./N.V., if they are participants in these systems, or indirectly through organizations which are participants in these systems, as described more fully in “Description of Debt Securities—Depositary—Clearstream, Luxembourg and Euroclear Procedures” in the accompanying general prospectus supplement.

Notices

Notices to holders of the Offered Subordinated Notes will be given by mailing the notices to each holder by first class mail, postage prepaid, at the respective address of each holder as that address appears upon our books. We expect that notices given to the depositary, as holder of the registered global securities, will be passed on to the beneficial owners of the Offered Subordinated Notes in accordance with the standard rules and procedures of the depositary and its direct and indirect participants.

UNITED STATES FEDERAL INCOME TAXATION

The following summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the Offered Subordinated Notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, including changes in effective dates, or possible differing interpretations. It deals only with Offered Subordinated Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, entities that are classified as partnerships, tax-exempt entities or persons holding the Offered Subordinated Notes in a tax-deferred or tax-advantaged account, dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Offered Subordinated Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers, except where otherwise specifically noted. If a partnership holds the Offered Subordinated Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Offered Subordinated Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Offered Subordinated Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Offered Subordinated Notes arising under the laws of any other taxing jurisdiction.

As used in this terms supplement, the term “U.S. Holder” means a beneficial owner of an Offered Subordinated Note that is for United States federal income tax purposes:

(1)	a citizen or resident of the United States,

(2)	a corporation (including an entity treated as a corporation for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

(3)	an estate the income of which is subject to United States federal income tax regardless of its source,

(4)	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or

(5)	any other person whose income or gain in respect of an Offered Subordinated Note is effectively connected with the conduct of a United States trade or business.

Certain trusts not described in clause (4) above in existence on August 20, 1996 that elect to be treated as a United States person will also be a U.S. Holder for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of an Offered Subordinated Note that is not a U.S. Holder.

U.S. Holders

Payments of Interest.    Payments of interest on an Offered Subordinated Note generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder’s regular method of tax accounting).

Disposition of a Note.    Except as discussed above, upon the sale, exchange or retirement of an Offered Subordinated Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest, which will be taxable as such) and the U.S. Holder’s adjusted tax basis in the Offered Subordinated Note. A U.S. Holder’s adjusted tax basis in an Offered Subordinated Note generally will equal the U.S. Holder’s initial investment in the Offered Subordinated Note decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to the Offered Subordinated Note. Such gain or loss generally will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Offered Subordinated Notes as of the date of such sale, exchange or retirement. Long-term capital gains of individuals are subject to reduced capital gain rates while short-term capital gains are subject to ordinary income rates. The deductibility of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors concerning these tax law provisions.

Premium.    If a U.S. Holder purchases an Offered Subordinated Note for an amount that is greater than the sum of all amounts payable on the Offered Subordinated Note after the purchase date other than payments of qualified stated interest, the U.S. Holder will be considered to have purchased the Offered Subordinated Note with “amortizable bond premium” equal in amount to such excess. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the Offered Subordinated Note and may offset interest otherwise required to be included in respect of the Offered Subordinated Note during any taxable year by the amortized amount of such excess for the taxable year. However, if the Offered Subordinated Note may be optionally redeemed after the U.S. Holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of the Offered Subordinated Note. Any election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with consent of the Internal Revenue Service (“IRS”).

Non-U.S. Holders

A non-U.S. Holder who is an individual or corporation (or an entity treated as a corporation for United States federal income tax purposes) holding Offered Subordinated Notes on its own behalf will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on an Offered Subordinated Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. To qualify for the exemption from taxation, the Withholding Agent, as defined below, must have received a statement from the individual or corporation that:

—	is signed under penalties of perjury by the beneficial owner of the Offered Subordinated Note,

—	certifies that such owner is not a U.S. Holder, and

—	provides the beneficial owner’s name and address of the beneficial owner’s permanent residence.

A “Withholding Agent” is any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding or who can disburse or make payments of an amount subject to withholding. Generally, the aforementioned statement is made on an IRS Form W-8BEN (“W-8BEN”), which is effective for the period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. Notwithstanding the preceding sentence, a W-8BEN with a U.S. taxpayer identification number will remain effective until a change in circumstances makes any information on the form incorrect, provided that the Withholding Agent reports at least annually to the beneficial owner on IRS Form 1042-S. The beneficial owner must inform the Withholding Agent within 30 days of a change in circumstances that makes any information on the W-8BEN incorrect and must furnish a new W-8BEN. A holder of an Offered Subordinated Note which is not an individual or corporation (or an entity treated as a corporation for United States federal income tax purposes) holding the Offered Subordinated Notes on its own behalf may have substantially increased reporting requirements. In particular, in the case of Offered Subordinated Notes held by a foreign partnership (or certain foreign trusts), the partnership (or trust) will be required to provide the certification from each of its partners (or beneficiaries), and the partnership (or trust) will be required to provide certain additional information.

A non-U.S. Holder whose income with respect to its investment in an Offered Subordinated Note is effectively connected with the conduct of a U.S. trade or business would generally be taxed as if the holder was a U.S. person provided the holder provides to the Withholding Agent an IRS Form W-8ECI.

Certain securities clearing organizations, and other entities who are not beneficial owners, may be able to provide a signed statement to the Withholding Agent. However, in such case, the signed statement may require a copy of the beneficial owner’s W-8BEN (or substitute form).

Generally, a non-U.S. Holder will not be subject to United States federal income taxes on any amount which constitutes capital gain upon retirement or disposition of an Offered Subordinated Note, unless such non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and such gain is derived from sources within the United States. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

The Offered Subordinated Notes will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual’s death, payments in respect of the Offered Subordinated Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup Withholding

Backup withholding of United States federal income tax at the applicable statutory rate may apply to payments made in respect of the Offered Subordinated Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information, such as the registered owner’s taxpayer identification number, in the required manner.

Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Offered Subordinated Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of an Offered Subordinated Note to (or through) a broker, the broker must backup withhold on the entire purchase price, unless either:

—	the broker determines that the seller is a corporation or other exempt recipient or

—

the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met).

Such a sale must also be reported by the broker to the IRS, unless either:

—	the broker determines that the seller is an exempt recipient or

—	the seller certifies its non-U.S. status (and certain other conditions are met).

Certification of the registered owner’s non-U.S. status would normally be made on an IRS Form W-8BEN under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA MATTERS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Offered Subordinated Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS

The net proceeds from the sale of the Offered Subordinated Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement.

PLAN OF DISTRIBUTION

The term sheet relating to each offering of our Offered Subordinated Notes will set forth additional information with respect to the plan of distribution for such securities. You should read the section captioned “Supplemental Plan of Distribution” in the applicable term sheet.

Merrill Lynch, Pierce, Fenner & Smith Incorporated is a wholly-owned broker-dealer subsidiary of ours and is a member of the National Association of Securities Dealers, Inc. (the “NASD”). Merrill Lynch, Pierce, Fenner & Smith Incorporated’s participation in the offering of the securities will be conducted in compliance with Rule 2720 of the Conduct Rules of the NASD.

Unless otherwise stated in the applicable term sheet, this product supplement, the general prospectus supplement or the prospectus, no action has been taken by ML&Co. that would permit a public offering of the Offered Subordinated Notes or possession or distribution of this terms supplement, the general prospectus supplement or the prospectus or any other offering material in any jurisdiction where action for that purpose is required. Accordingly, each underwriter will agree that it will comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells Offered Subordinated Notes or possesses or distributes this product supplement, the general prospectus supplement or the prospectus or any other offering material and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of Offered Subordinated Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales and ML&Co. shall have no responsibility therefor.

Each underwriter will represent and agree that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Offered Subordinated Notes in circumstances in which Section 21(1) of the FSMA does not apply to ML&Co.; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Subordinated Notes in, from or otherwise involving the United Kingdom.

VALIDITY OF THE OFFERED SUBORDINATED NOTES

The validity of the Offered Subordinated Notes will be passed upon for ML&Co. and for the underwriters by Sidley Austin LLP, New York, New York.

Merrill Lynch & Co., Inc.

Subordinated Notes

PRODUCT

SUPPLEMENT

Merrill Lynch & Co.

May 7, 2008